[Varian Medical Systems Letterhead]

April 3, 2013

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	Varian Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
File No. 001-07598

Ladies and Gentlemen:

On behalf of Varian Medical Systems, Inc. (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated March 5, 2013. For your convenience, the comments in the letter are reproduced with the response.

Form 10-K for the fiscal year ended September 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Net Orders, page 72

1.	We noted your disclosure and analysis of total net orders. Please explain to us and revise future filings to disclose how these amounts were calculated. Additionally, please tell us your consideration as to whether the amounts labeled “net orders” are non-GAAP disclosures and subject to the disclosure requirements set forth in Item 10(e) of Regulation S-K.

Response to Comment 1.

Net orders is the sum of new orders recorded during the period less any orders that have been cancelled during the period or orders that are no longer expected to be converted to revenue based on review of outstanding orders. Additionally, the net orders total includes the impact of changes in exchange rates for orders converted to revenue during the period that were denominated in other than U.S. dollars. New orders are recorded for the total contract amount once a contract for the delivery of goods or provision of services is signed. For our businesses other than Varian Particle Therapy (“VPT”), we generally recognize new orders when shipment of the product (or in the case of certain highly customized products in our Security and Inspections Products (“SIP”) business, construction of the product) is expected to occur within two years so long as any contingencies are deemed perfunctory. However, we will not recognize SIP orders from governmental agencies with bid protest provisions until the expiration of the bid protest period. For our VPT business, we recognize orders when construction of the related proton therapy treatment center is reasonably expected to start within two years, but only if any contingencies are either deemed perfunctory or if the existence and nature of material contingencies is disclosed. However, we will not recognize VPT orders if there are major financing contingencies or customer board approval contingencies pending.

We perform a semi-annual review to verify that outstanding orders remain valid. This review identifies aged orders and confirms these orders with our internal sales organization or our customers. Aged orders that are not expected to be shipped within two years are deemed dormant and are reflected as a reduction in the net order amounts in the period identified. In fiscal years 2012, 2011, and 2010, we adjusted orders down by $107 million, $95 million, and $124 million, respectively, due to adjustments, revisions, cancellations or foreign currency exchange rate adjustments.

The Company will include the above description of the calculation of net orders, or one that is substantively similar, in our net orders disclosures in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

The Company does not believe the net orders amounts are non-GAAP disclosures as defined in Item 10(e) of Regulation S-K because the Company considers net orders to be an operational measure closely monitored by our Chief Operating Decision Maker. Additionally, net orders is not based on or closely related to any reported GAAP measure.

Item 8. Financial Statements and Supplementary Data, page 86

Notes to Consolidated Financial Statements, page 90

Note 10 – Commitments and Contingencies, page 113

Other Matters, page 117

2.	We noted your disclosures regarding legal matters outstanding with the University of Pittsburgh and the significance of the related December 21, 2011 patent infringement judgment against the company. We further noted that as of September 28, 2012 your legal accrual for this and other matters was approximately $5.7 million. Please explain the significant factors you considered in determining that the amount of your accrual, including amounts associated with the University of Pittsburgh contingency, was reasonable under the circumstances.

Response to Comment 2.

Under ASC 450-20-25, the Company accrues an estimated loss from a loss contingency by a charge to income if the loss is probable and reasonably estimable. The Company routinely evaluates its litigation matters and reviews with its legal department and external counsel, where appropriate, the status of various outstanding legal cases and where appropriate, establishes accruals and discloses any loss contingencies as required by ASC 450. In order to make an assessment that a loss regarding legal matters is probable and reasonably estimable, the Company considers various factors including but not limited to reviewing, on a case by case basis, the underlying facts of pending or threatened litigation, our history with prior claims, the actual or possible claim assessment by our internal and external counsel and the status of negotiations.

Substantially all of the legal accrual of $5.7 million as of September 28, 2012 was related to the University of Pittsburgh patent infringement lawsuit.

As disclosed in the Company’s Annual Report on Form 10-K for the year ended September 28, 2012, a patent infringement lawsuit was initiated in 2007 by the University of Pittsburgh regarding the Company’s Real-time Position Management™ (“RPM”) technology.

In Q1 fiscal 2011, the Company in consultation with its outside counsel determined that a reasonable settlement value for this case was in the range of $5-6 million, based on the facts of the case and a court ordered independent evaluation of the case for facilitating settlement. Based on initial settlement discussions and the amount for which the Company would be willing to settle, it was determined that a loss related to settlement of the case was probable. Since no amount within the range was a better estimate than any other amount, the Company accrued the $5 million low-end of the range as required under ASC 450-20-30 in Q1 2011.

On or about December 21, 2011, the trial court presiding over the litigation entered a summary judgment order in the case finding that the Company’s RPM technology was covered by some of the claims of the subject patent. The remaining issues in the litigation were then trifurcated by the trial court, and in the proceedings the jury found (i) that the Company willfully infringed the subject patent, (ii) that the Company is liable for approximately $37 million in actual damages and (iii) that the subject patent was valid. In an order dated April 25, 2012, the court enhanced damages by doubling them to approximately $74 million. In addition, the court assessed prejudgment interest to the damages award in the amount of approximately $13 million. In an order dated May 25, 2012, the court assessed damages for the period from the last time sales information was updated in the litigation, i.e., March 2011, until judgment, of approximately $3 million, which was doubled to approximately $6 million. Plaintiff’s attorneys’ fees of approximately $9 million were also added to the judgment.

The Company does not believe that the amount referenced in the trial verdict is a reasonable estimate of the contingent liability due to numerous errors in the trial process and has appealed the case to the Court of Appeals of the Federal Circuit, which has nationwide jurisdiction over patent dispute appeals (the “Federal Circuit”). First and foremost, the Company has a reasonable belief that the patent claims do not cover the technology included in the Company’s RPM product and that an error was made in the patent claim construction process at the trial court level. If the Federal Circuit agrees with the Company’s position, the results at the trial court level would be vacated and remanded for further action by the district court. Second, even if the patent claims were found to cover the RPM product, the Company also has a reasonable belief that the amount of the damages was inappropriately awarded at the trial court level. The approximately $37 million in actual damages in this case represent the jury’s determination of a reasonable royalty based on revenues of the allegedly infringing products (the “royalty base”). Of the total damages, approximately 1/3 (or approximately $12 million) is based on revenues from sales of the Company’s RPM product. The remaining 2/3 (or approximately $25 million) is based on revenues from sales of the Company’s Clinac® and Trilogy™ linear accelerators (“Linac”), which constitute a significantly larger royalty base. The Company reasonably believes that it has a strong case to argue that revenues of Linacs should not be included in the royalty calculation. If the Federal Circuit agrees with the Company’s position, the amount of damages would be substantially reduced. Third, the Company also reasonably believes that the determination as to willfulness should not be sustained and that one or more of its non-infringement and invalidity arguments advanced at trial will be found objectively reasonable on appeal. If the Federal Circuit agrees with the Company’s position, the doubling of damages and award of attorney fees would be eliminated.

Based on the above, the Company believes that it is more likely than not that it will prevail in an appeal from the judgment in this case. As such, under ASC 450-20-25, we currently do not believe a loss is probable or estimable based upon the judgment rendered by the court; however, we believe that the reasonable settlement value to avoid long drawn out and expensive legal proceedings of $5 million continues to be probable and an appropriate reserve for this loss contingency.

3.	Additionally, we noted in connection with the judgment referenced above that the court ordered the company to pay ongoing royalties at the rates found by the jury for sales after the date of judgment. If material, please revise future filings to disclose the revised royalty rate as well as your estimate of the probable or reasonably likely future royalties you will be required to pay as a result of the judgment.

Response to Comment 3.

The Company has appealed the findings and the judgment ordered by the trial court and reasonably believes, for the reasons stated above, including that the patent claims do not cover the RPM product, that an error was made in the patent claim construction process and that the royalties were awarded improperly, such that the judgment and award of damages and ongoing royalties will be reversed. Notwithstanding the Company’s reasonable belief as to its position and likelihood of prevailing at the Federal Circuit, the Company will, to the extent these amounts are material, enhance disclosures in future filings to include the royalty rate and future royalties that may be required to be paid if the judgment is not reversed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 424-6803 or Elisha.Finney@varian.com with any questions concerning these responses.

Very truly yours,

/s/ Elisha W. Finney
Elisha W. Finney
Senior Vice President, Finance and
Chief Financial Officer

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